UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Marathon Oil Corporation
__________________________________________
(Exact name of registrant as specified in its charter)

Delaware			1-5153	25-0996816
_____________________________________________ (State or other jurisdiction			__________________________________ (Commission File	__________________________________ (I.R.S. Employer
of incorporation or organization)			Number)	Identification No.)

990 Town and Country Boulevard,	Houston,	Texas		77024-2217
____________________________________________________________ (Address of principal executive offices)				___________________________________________ (Zip Code)

Kimberly O. Warnica Executive Vice President, General Counsel and Secretary (713) 296-4199
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☐ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, ______.

☑ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2023.

Section 2 - Disclosure of Payments by Resource Extraction Issuers
Item 2.01. Resource Extraction Issuer Disclosure Report
The payment disclosure required by this form is included as Exhibit 2.01 to this Form SD.

Section 3 - Exhibits
Item 3.01 Exhibits

2.01	Resource Extraction Payment Report as required by Item 2.01 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Marathon Oil Corporation

By:	/s/ Zach B. Dailey	September 19, 2024

Name: Zach B. Dailey
Title: Vice President, Controller and Chief Accounting Officer